Exhibit 97

Approved Civista Bancshares, Inc. Board of Directors: 7/25/23

Approved Civista Bank Board of Directors: 7/25/23

CIVISTA BANCSHARES, INC. CLAWBACK POLICY

This Clawback Policy (this “Policy”) has been adopted by the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Civista Bancshares, Inc. (the “Company”) effective as of July 26, 2022 (the “Effective Date”).

1.
Recovery of Certain Incentive-Based Compensation due to Restatement of Financial Statements.

a.
In the event that following the Effective Date the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the U.S. federal securities laws (a “Restatement”) regardless of individual fault, the Committee may take such action as it deems necessary to recover, subject to the terms of this Policy, from any current or former Senior Officer of the Company who was awarded Incentive-Based Compensation, any or all of the Excess Incentive- Based Compensation that such Senior Officer was awarded during the thirty-six (36) months preceding the date on which the Company is required to prepare a Restatement.

b.
For the avoidance of doubt, a restatement of the Company’s financial statements due to a change in accounting policies or principles shall not be deemed a Restatement for purposes of this Policy.

2.
Applicability. Recovery under this Policy shall solely apply to (i) awards that have been granted after the Effective Date, (ii) awards granted prior to the Effective Date but remain outstanding on or after the Effective Date and (iii) awards that specifically reference the possibility of recovery under a clawback or compensation recovery policy to be adopted by the Company.

3.
Definitions. For purposes of this Policy, the following terms have the meanings indicated, in addition to the other terms defined herein:

a.
“Incentive-Based Compensation” means, with respect to a Senior Officer Compensation as to which the vesting, payment or settlement is determined or based (“Awarded”) upon the satisfaction of one or more performance conditions related directly to one or more financial measures disclosed on the Company’s financial statements. For avoidance of the doubt, a financial measure shall include a measure that reflects adjustments made to a financial measure disclosed on the Company’s financial statements. The term “Compensation” shall include, but shall not be limited to, annual incentive compensation payable under the Company’s Civista Bancshares, Inc. 2014 Incentive Plan, whether paid in cash, stock options, stock appreciation rights, restricted stock, restricted stock units, performance share units or in any other form.

b.
“Excess Incentive-Based Compensation” means the amount or value of Incentive-Based Compensation Awarded by the Company or any subsidiary of the Company to a Senior Officer on or after the Effective Date in excess of what would have been

Awarded to that Senior Officer based on the results as reported in the Restatement, but in no event will such Excess

Incentive-Based Compensation exceed the total amount of such Incentive-Based Compensation originally Awarded to that Senior Officer on or after the Effective Date.

c.
“Senior Officer” shall mean any individual who (i) is an officer of either the Company or Civista Bank, (ii) holds the office of Chief Executive Officer, President, Executive Vice President or Senior Vice President, and (iii) is paid incentive compensation based on the financial results of the Company as a whole.

d.
“Triggering Event” means any event that would permit the Committee to recover any Excess Incentive-Based Compensation under Section 1 of this Policy.

4.
Recoupment Process.

a.
Committee Determination Whether to Seek Recoupment of Excess Incentive-Based Compensation. If the Committee determines that a Triggering Event has occurred, the Committee will determine the Excess Incentive-Based Compensation, with respect to each Senior Officer or former Senior Officer who is impacted by such Triggering Event and will take prompt and reasonable action in accordance with this Policy to determine whether to seek, and if so, to seek recovery of appropriate Excess Incentive-Based Compensation in accordance with Section 1 of this Policy.

b.
Committee Determination as to the Method of Recoupment of Excess Incentive-Based Compensation. In addition to any recoupment provided hereunder, the Committee may reduce, in its sole discretion, future Incentive-Based Compensation payable to a Senior Officer following a Restatement to offset any amount that the Committee deems appropriate to recover under this Policy, provided that the Committee may not seek recovery of any amount by reducing any future amount that is payable and/or to be provided to the Senior Officer and that is considered “non-qualified deferred compensation” under Section 409A of the Internal Revenue Code of 1986, as amended and the regulations and guidance promulgated thereunder. To the extent feasible, in order to effectuate a recoupment under this Policy, the Committee will first consider reducing amounts otherwise due from the Company that have not yet been paid to the Senior Officer. There shall be no duplication of recovery under this Policy and any of 15 U.S.C. Section 7243 (Section 304 of the Sarbanes-Oxley Act of 2002) or Section 10D of the Exchange Act

5.
Interpretation of this Policy;Determinations by the Committee and the Board. The Committee and the Board may at any time in their sole discretion supplement or amend any provision of this Policy in any respect, repeal this Policy in whole or part or adopt a new policy relating to recovery of Incentive-Based Compensation with such terms as the Committee and the Board determine in their sole discretion to be appropriate. The Committee and the Board have the exclusive power and authority to administer this Policy, including, without limitation, the right and power to interpret the provisions of this Policy and to make all determinations deemed necessary or advisable for the administration of this Policy, including, without limitation, any determination as to: (a) whether a Triggering Event has occurred and (b) what constitutes Excess Incentive-Based Compensation and Incentive-Based Compensation. All such actions, interpretations and determinations that are taken or made by the Committee and the Board in good faith will be final, conclusive and binding.

6.
Due Process. Before the Committee determines to seek recovery pursuant to this Policy, it shall provide, where feasible, the Senior Officer or former Senior Officer with written notice and the opportunity to be heard,at a meeting of the Committee (which may be in-person or telephonic, as determined by the Committee).

7.
Application of Policy. This Policy will not apply if or to the extent prohibited by or unenforceable under applicable law or if application of the Policy would result in the breach of the terms of any award or the terms of any existing employment agreement (or any award provided for under such agreement). In addition, the exercise by the Board or Committee of any rights pursuant to this Policy shall be without prejudice to any other rights that the Company may have with respect to any Senior Officer subject to this Policy (it being understood that the Company maintains the rights that it has at law to cancel or recover any compensation or award if applicable law or circumstances so warrant).

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